Exhibit (a)(5)(A)

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

WARREN HELLER and RALPH SILVER, individually and on behalf of all others similarly situated,	Index No.

Plaintiffs,
-against-
COMPLAINT
STARWOOD HOTELS & RESORTS WORLDWIDE, INC., WHLP ACQUISITION LLC, WESTIN REALTY CORP., THEODORE W. DARNALL, and ALAN M. SCHNAID,	CLASS ACTION TRIAL BY JURY DEMANDED

Defendants.

     Plaintiffs, by their undersigned attorneys, allege as follows:

NATURE OF THE ACTION

     1.     This action is brought on behalf of the limited partners (the “Limited Partners”) of the Westin Hotels Limited Partnership (the “Partnership”), to redress the deceptive, manipulative, coercive and self-dealing conduct of their fiduciaries, including the Partnership’s general partner, Westin Realty Corp. (“Westin Realty” or the “General Partner”); its parent company, Starwood Hotels & Resorts Worldwide, Inc. (“Starwood”); the President of Westin Reality, Theodore W. Darnall (“Darnall”) and Vice President of Westin Realty, Alan M. Schnaid (“Schnaid”) – who are also officers of Starwood – and WHLP Acquisition LLC (“WHLP”), the entity formed by Starwood to acquire the Partnership. By a Tender Offer and Proxy Statement (also called an “Offer to Purchase and Solicitation Statement”) dated November 4, 2003 (the “Tender/Proxy”), defendants are seeking to acquire majority control of the Partnership and thereafter force out those Limited Partners who do not wish to sell their Partnership units (“Units”).

     2.     Defendants have offered to pay $625 per Unit, despite their knowledge that the Partnership has a current net asset value of at least $705-800 per Unit. Defendants have fiduciary obligations to ensure that the Limited Partners receive a fair price pursuant to a fair process in such a self-dealing transaction. Defendants also have both fiduciary and contractual obligations to use their best efforts to market the Partnership’s hotel property (the “Hotel”) for the highest possible price. However, defendants have breached these and other fiduciary and contractual duties by failing to market the Hotel, by failing to provide independent representation for the Limited Partners, and by seeking to protect themselves from pending tender offers by third parties, at the expense of the Limited Partners. Moreover, defendants are violating the federal securities laws by making false and misleading statements in connection with the Tender/Proxy. They are doing so by seeking to acquire the Partnership by means of an unfair and inadequate transaction pursuant to the misleading and coercive Tender/Proxy.

JURISDICTION AND VENUE

     3.     This Court has jurisdiction over the subject matter of this action under the Securities Exchange Act of 1934 (the “Exchange Act”), 15 U.S.C. § 78a, et seq.

     4.     The claims asserted herein arise under Sections 14(a) and 14(e) of the Exchange Act, 15 U.S.C. § 78n; Rule 14a-9 promulgated by the Securities and Exchange Commission (the “SEC”), 17 C.F.R. § 240.14a-9, and pursuant to state common and statutory law.

     5.     This Court also has supplemental jurisdiction over the subject matter of this action pursuant to 28 U.S.C. § 1367.

     6.     Venue is appropriate in this District pursuant to 28 U.S.C. § 1391(b). The defendants maintain their principal offices in White Plains, New York. The events giving rise to the claims alleged herein occurred in substantial part in this District. In addition, defendants (a) operate, conduct, engage in and carry on a business or business venture in this District and have an office or agency in this state; (b) committed a tortious act within this District; and (c) own, use and possess real property within this District.

     7.     In connection with the acts and conduct alleged in this complaint, defendants, directly and indirectly, used the means and instrumentalities of interstate commerce, including the malls and telephone communications.

PARTIES

     8.     Plaintiffs, Warren Heller and Ralph Silver, are Limited Partners of the Partnership.

     9.     Defendant Starwood is one of the world’s largest hotel companies, and owns and operates hotels throughout the world. It acquired Westin Hotels & Resorts Worldwide, Inc., including Westin Realty and control over the Partnership, in 1998. Its principal executive office is located at 1111 Westchester Avenue, White Plains, New York.

     10.     Defendant Westin Realty, a wholly-owned subsidiary of Starwood, is the general partner of the Partnership. It has three directors and/or officers, all of whom are also officers of Starwood: Theodore W. Darnall is the President and Principal Executive Officer of Westin Realty and is the President of Starwood’s Real Estate Group; Alan M. Schnaid is a director, Vice President and Principal Accounting Officer of Westin Realty and is the Senior Vice President/Corporate Controller of Starwood; Tom Smith is a director of Westin Realty and is the Senior Vice President/Portfolio Management of Starwood. Messrs. Darnall, Schnaid and Smith hold similar positions of other limited partnerships and other entities controlled by Starwood. They receive no salary from Westin Realty; rather, their salaries and other compensation are paid by Starwood. Westin Realty’s principal executive offices are also located at 1111 Westchester Avenue, White Plains, New York.

     11.     Defendant WHLP is a wholly-owned subsidiary of Starwood that was formed for the purpose of purchasing the Partnership. Its principal executive offices are also located at 1111 Westchester Avenue, White Plains, New York.

     12.     Defendant Darnall, as alleged in paragraph 10 above, is the President and Principal Executive officer of Westin Realty. Upon information and belief, he resides in Westchester County, New York.

     13.     Defendant Schnaid, as alleged in Paragraph 10 above, is the Vice President and Principal Accounting Officer of Westin Realty. Upon information and belief, he resides in Westchester County, New York.

     14.     The Partnership – which is not named as a party herein – was organized under Delaware law in 1986 for the purpose of acquiring, owning, operating and ultimately selling two hotels, the Westin St. Francis in San Francisco, California (which was sold in 2000), and the Westin Hotel, Chicago, which is now known as the Michigan Avenue Hotel and is the only Hotel currently owned by the Partnership. The Hotel is operated by Starwood, through its wholly-owned hotel management subsidiary, 909 Corp., as part of the full-service, upscale Westin hotel chain, which in turn is part of Starwood’s global hotel system. The Partnership owns the Hotel through its subsidiary limited partnership, the Westin Chicago Limited Partnership (the “Hotel Partnership”).

     15.     Upon Delaware law, a general partner owes fiduciary duties to the limited partners in a limited partnership. Here, the General Partner’s fiduciary duties extend equally and fully to its parent, Starwood, which controls its day-to-day operations, and to its officers and directors.

     16.     Under Delaware law, a general partner owes a fiduciary duty of trust, loyalty, candor and fidelity to the limited partners. Moreover, in a transaction in which the general partner or its affiliate is self-interested, the general partner must treat the limited partners with entire fairness. This means that the general partner must assure that the transaction is fair to the limited partners. Fairness means both fairness in procedures and fairness in financial outcome. Procedural fairness means that the negotiations must be conducted at arms-length or, at least, satisfactorily simulate as arms-length transaction. An arms-length transaction requires that the limited partners be represented by an independent party. The subject transaction is also a change of control transaction requiring the General Partner to use its best efforts to obtain the highest possible price for the Limited Partner’s Units, and is also a defensive measure transaction requiring a high level of scrutiny over defendants’ conduct.

     17.     By reason of their positions and because of their ability to control the business affairs of the Partnership at all relevant times, defendants owed the Partnership and its Limited Partners fiduciary obligations of fidelity, trust, loyalty, candor and due care, and were and are required to use their utmost ability to control the Partnership in a fair, just and equitable manner, and to act in furtherance of the best interests of the Partnership and its Limited Partners so as to benefit all Limited Partners and not in furtherance of their own personal interests or to benefit themselves at the expense of the Limited Partners.

CLASS ACTION ALLEGATIONS

     18.     Plaintiffs asserts their claims individually and as a class action pursuant to Rule 23 of the Federal Rules of Civil Procedure on behalf of all of the Limited Partners of the Partnership as of November 4, 2003 (excluding defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants) or their successors in interest (the “Class”), all of whom are being adversely affected by the conduct of defendants alleged herein.

     19.     Numerosity of the Class – Members of the Class are so numerous that their individual joinder herein is impracticable. As of August 1, 2003, there were 135,600 Units of Partnership interest outstanding held by 6,710 holders of record. The precise number of the Class members and their addresses are unknown to plaintiffs, but can be ascertained from the files and records of the Partnership. Class members are geographically dispensed throughout the United States.

     20.     Existence and Predominance of Common Questions of Fact and Law – Common questions of law and fact exist as to all members of the Class. These questions predominate over the questions affecting only individual Class members. These common legal and factual questions include:

          A. Whether defendants have violated the federal securities laws by making materially false statements in connection with the Tender/Proxy.

          B. Whether defendants have breached their fiduciary duties by engaging in the course of conduct alleged herein to promote their interests at the expense of plaintiffs and the Class;

          C. Whether defendants breached their contractual duties by failing to sell the Hotel as required by the Partnership Agreement; and

          D. Whether defendants have breached their fiduciary duties to plaintiffs and the Class by issuing a tender offer and proxy statement that is coercive and makes materially misleading statements.

     21.     Typicality – Plaintiffs’ claims are typical of all members of the Class. The rights of all Limited Partners have been injured and continue to be injured by the course of conduct of the Defendants. Claims of the Class arise from Defendants’ violations of the federal securities laws and breach of their fiduciary and contractual duties as described herein.

     22.     Adequacy – Plaintiffs are adequate representatives of the Class because their interests do not conflict with the interests of the members of the Class then seek to represent, they have retained counsel competent and experienced in complex class action litigation, and they intend to prosecute this action vigorously. The interests of members of the Class will be fairly and adequately protected by plaintiffs and their counsel.

     23.     Superiority – The class action is superior to other available means for the fair and efficient adjudication of the claims of plaintiffs and the Class.

BACKGROUND OF THE TRANSACTION

     24.     The Hotel is a first-class hotel operating under the Westin name and located in a premier central urban location, at the north end of the famous “Magnificent Mile” on Michigan Avenue in Chicago, Illinois, providing guests with convenient access to business districts, cultural and shopping areas, and convention facilities. It has 751 guest rooms (including 28 suites) and 19 meeting rooms. It has a 300-seat restaurant and bar, a 209-space underground parking garage, a fitness center and a business center, and leases space to several specialty stores and a gift shop.

     25.     The Agreement of Limited Partnership of Westin Hotels Limited Partnership (the “Partnership Agreement”) provides under Section 8.02(d):

Beginning in 1994, the General Partner...will actively review opportunities to sell or refinance the Hotel Properties...and to act upon such opportunity to the extent that the General Partner... reasonably believe[s] that such action is in the best interest of the Partnership...By the end of 2001, however, the General Partner

...on behalf of the Partnership will use it best efforts to sell or refinance the Hotel Properties...

     26.     On January 18, 2000, following marketing efforts by the General Partner, the Partnership entered into an agreement with a third party to sell the other hotel originally owned by the Partnership, the St. Francis hotel; the sale closed on April 26, 2000.

     27.     In February 2001, the General Partner retained Jones Lang LaSalle Hotels (“JLL”), an independent broker, to market the Hotel for sale. JLL thereafter distributed informational materials and entered into negotiations with several potential purchasers.

     28.     As part of the marketing efforts, the General Partner commissioned HVS International (“HVS”), an independent hotel appraisal firm, to determine the fair market value of the Hotel. In March 1999, HVS appraised the Hotel at $100.9 million. In September 2000, HVS delivered to Westin Reality an updated appraisal valuing the Hotel at $124.6 million.

     29.     As of September 2000, renovations of the Hotel were ongoing; by the end of 2000, the Partnership spent approximately $14 million renovating, among other things, each of the Hotel’s rooms, with new carpeting, wallpaper, beds, televisions and bathrooms. The Partnership spent another $2 million in 2002 renovating the lobby. These renovations significantly increased the value of the Hotel.

     30.     Following the terrorist attacks of September 11, 2001, the Hotel’s potential purchasers reduced their offers, reflecting the unstable and depressed hotel real estate market in the month following the attacks. Indeed, during this time, Starwood’s overall business and profitability declined significantly. The General Partner took the Hotel off the market, and kept it off the market throughout 2002. Since then and to date, there have been no efforts to market the Hotel for sale.

     31.     Americans, and the United States economy, and particularly the high-end hotel market in Chicago, being resilient, the Hotel’s financial performance and value began to recover in late 2002 and has improved continuously throughout 2003. (For example, the Hotel’s REVPAR (revenue per available room) increased from $102.39 for the nine months ended September 30, 2002 to $114.83 for the nine months ended September 30, 2003, an increase of 12.1%. The Hotel’s operating profit increased 64.3%, from $1,697,000 to $2,789,000, for the three months ended September 30, 2003 compared to the same period of 2002.) As a result, various professional investors with the ability to analyze and understand the Hotel’s reported financial results, who expected Starwood and Westin Realty to fulfill their obligation to sell the Hotel to the highest bidder, began to make tender offers to acquire Partnership Units.

     32.     Beginning in July 2003, these tender offerors sought to acquire minority positions for investment purposes and did not seek to gain control of the Partnership or its assets. Typically, such tender offers for units in illiquid securities such a Partnership Units – where there is no formal trading market available to establish a market price reflecting the underlying value of those securities – reflect a discount of at least 30% from net asset value. For example, on July 7, 2003 an entity called Windy City offered to purchase up to 15% of the outstanding Units at a price of $525 per Unit.

     33.     On July 24, 2003, however, an entity called Kalmia Investors made an offer to purchase up to 58.94% of the outstanding units for $550 per Unit, less transfer fees of $50 per transferring unitholder charged by the Partnership. This offer threatened Starwood’s control over the Partnership, because: (a) despite the Hotel’s improving performance and increasing accumulations of cash, Westin Realty had maintained the Partnership’s quarterly distribution rate at the artificially low level of $6.72 per Unit (an annual return of 2.69% on the initial $1000 per

Unit investment); (b) the General Partner continued to tell the Limited Partners that it had no plans to sell the Hotel; (c) the Partnership Agreement provides that the General Partner can be replaced with or without cause by a vote of those holding a majority of the Partnership Units; and (d) in view of the foregoing, there was a possibility that Kalmia would succeed in amassing 50% of the Partnership Units and proceed to remove Westin Realty as General Partner. Moreover, if defendants lost control over the General Partner, payment of the approximately $17 million of loans and deferred incentive management fees due to subsidiaries of Starwood could be delayed indefinitely.

     34.     Defendants seized upon this problematic situation as an opportunity to protect their own positions while acquiring the Hotel – as well as the cash balances of approximately $34 million held by the Partnership – for far less than its fair market value.

     35.     On August 28, 2003, Starwood issued a press release stating that it intended to commence a tender offer to purchase any and all Partnership Units at the price of $600 per Unit, with the offer conditioned upon the tender of at least 50% of the Units, and with the intention of forcing out those Limited Partners who refused to tender at the offer price. After (a) being advised by outside counsel that Starwood would be required to disclose certain updated and improving operating results in the possession of the General Partner; (b) a delay caused by the insistence of the Securities and Exchange Commission (“SEC”) that this transaction be subject to the disclosure requirements of a “going private transaction”; and (c) Kalmia changed its offer by agreeing to pay the $50 per unitholder transfer fee; Starwood increased the offering price to $625 per Unit.

THE TENDER/PROXY

     36.     The Tender/Proxy was filed with the SEC by Starwood and WHLP of November 4, 2003 and promptly thereafter was mailed to all of the Limited Partners. The tender offer portion seeks to acquire any and all Partnership Units for $625 per Unit, and the proxy portion seeks the Limited Partners’ approval of certain amendments to the Partnership Agreement needed to facilitate the prompt transfer of a majority (or more) of the Partnership’s Units and the merger of the Partnership into WHLP (collectively, the “Transaction”).

     37.     The “Summary Term Sheet” at the front of the Tender/Proxy, designed to “highlight[ ] important and material information”, states, concerning defendants’ conflicts of interest, that:

The directors and officers of the General Partner are full-time senior or executive-level employees of Starwood. As a result of its relationship with Starwood, the General Partner may have a conflict of interest. ... We have implemented an information screen intended to prevent the unintended exchange of information between Starwood... and the Board of Directors of the General Partner (the “GP Board”). ...[W]e have excluded the members of the GP Board ... from our consideration of any aspect of the [Tender/Proxy]. ...

     38.     Concerning the offering price, the Tender/Proxy Summary Term Sheet states: “We are offering $625 in cash per Unit. ...We will pay on your behalf the $50 transfer fee charged by the Partnership per transferring Unitholder.”

     39.     Concerning Starwood’s reasons for the transaction, the Summary Term Sheet states that:

We are making the Offer to acquire control of, and the entire equity interest in, the Partnership, which would enable us to make the Partnership a private, wholly owned subsidiary of Starwood. Accomplishing these steps would give us the ability to enjoy the benefits of being the sole owner of the Partnership, which we discuss below.

     40.     Concerning the involvement of the General Partner, the Summary Term Sheet states:

We are not required to obtain the approval of the General Partner or the GP Board to commence the Offer or the Consent Solicitation. We have commenced the Offer and the Consent Solicitation without discussing the Offer or the Consent Solicitation with or obtaining the prior approval of the GP Board.

     41.     The Summary Term Sheet describes the “most significant conditions to the Offer” to be “the valid and not withdrawn tender of a least a majority of the ... Units”; the consent of Limited Partners holding at least 50% of the Units to the proposed amendments to the Partnership Agreement “and to approve the Merger between us... and the Partnership”; the effectiveness of the amendments; receipt of all necessary governmental approvals; and “the non-occurrence of certain events ... such as ... a material adverse change with respect to the Partnership or its business...”

     42.     Concerning the determination of the offering price, the Summary Term Sheet states:

In establishing the $625 per Unit purchase price proposed to be paid in the Offer, we used our general expertise in the real estate market and the hospitality industry as well as our experience in managing the Michigan Avenue Hotel, and took into account a variety of factors, including historical market prices for the Units and the offer prices and terms of other tender offers for the Units (including mini-tender offers not subject to the SEC’s tender offer rules). In this respect, we considered the $550 per Unit price proposed to be paid in the Offer to Purchase by Kalmia dated October 6, 2003 (the “October Kalmia Offer”) and the Offer to Purchase by Kalmia dated July 24, 2003 (the “July Kalmia Offer”), which expired on August 29, 2003. We also considered the $525 per Unit price proposed to be paid in the Offer to Purchase by Windy City Investments, LLC and other investors (collectively, “Windy City”) (the “Windy City Offer”), which expired on August 4, 2003. The purchase price we have proposed represents a 13.6% premium over the purchase price in each of the offers by Kalmia, a 19.0% premium over the purchase price in the Windy City Offer and a 53.3% premium over the weighted average price per Unit for Units traded over the 12 months ended March 31, 2003 (as reported by The Partnership Spectrum, an industry publication). We also considered reports, opinions and appraisals of the

Partnership and the Michigan Avenue Hotel made available to us before we began contemplating the Offer and before we established and information screen...

     43.     Concerning the merger, the Summary Term Sheet explains that defendants “will seek to effect the Merger if the Offer is successful. In the Merger, the outstanding Units not owned by us or our affiliates will be converted into the right to receive cash in an amount equal to the price per Unit payable in the Offer.”

     44.     The Summary Term Sheet describes the “market value” of the Units as follows:

There is no established public market for the Units, although there is a limited secondary market for the Units. According to the Partnership’s annual report on Form 10-K for the year ended December 31, 2002, the sale prices of Units from January 1, 2003 through March 17, 2003 ranged from $225 to $465 per Unit, with an average sale price of $333, before certain reductions. According to the Partnership’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2003 (the “Partnership’s Second Quarter 10-Q”), sales in connection with tender offers processed by the Partnership through August 6, 2003 ranged in price from $225 to $415 per Unit and other sales ranged in price from $330 to $507 per Unit. The weighted average price per Unit for Units traded during the 12 months ending March 31, 2003 was $407.82. We calculated this amount based on trades reported by The Partnership Spectrum, an industry publication. According to the American Partnership Board, there were 185 Units sold from April 1, 2003 through May 31, 2003, at prices ranging from $451 to $485 per Unit.

     45.     The foregoing representations in the Summary Term Sheet are repeated throughout the main body of the Tender/Proxy.

     46.     The Tender/Proxy section entitled “Risk Factors” includes the following statements:

Some of the officers of the General Partner have participated in the consideration of our Offer on our behalf, but have not participated in any respect in the General Partner’s consideration of its response to our offer or any other tender offer for the Units. No independent committee or representative of the General Partner or the Partnership had been appointed or retained to negotiate the terms of the Offer or the Consent Solicitation on your behalf. See “ — Background to the Offer.” We believe that the fairness factors enumerated in “ — Fairness of the Offer,” and the fact that you are free to make your own decision whether to tender in the Offer, provide sufficient procedural safeguards to minimize the effects of the potential conflicts of interest inherent in this transaction.

     47.     The “Risk Factor” section also contain the following coercive statements:

If the Offer is completed but the Merger is not effected, non-tendering Unitholders may be harmed.

While we intend to effect the Merger if the Offer is successful, we may be unable to do so due to regulatory, legal or other reasons such as an injunction. If this were to happen and you had not tendered your Units in the Offer, you should be aware of the following:

•	There may be increased illiquidity of the Units, which will likely have an adverse effect on the market price of your Units;

•	We will be in a position, as the majority Unitholder of the Partnership, to influence or determine all voting decisions of the Partnership; and

•	If, as a result of the completion of the Offer, the Units are held by fewer than 300 persons, and if the Merger is not effected, we intend to cause the Partnership to de-register the Units under the Securities Exchange Act of 1934 (the “Exchange Act”). The termination of the registration of the Units under the Exchange Act would reduce the information required to be furnished by the Partnership to Unitholders and to the SEC.

     48.     In further discussing the so-called “information screen” purportedly designed to ameliorate conflicts of interest, the introductory section of the Tender/Proxy states that “[t]he primary purpose of this information screen is to seek to create a structure under which the Offer and Merger are treated, to the greatest extent possible, as arms-length transactions. The information screen is intended to facilitate the GP Board’s exercise of its fiduciary duties to the Limited Partners....” However, in discussing the “Background of the offer”, the Tender/Proxy states that “[a]ccording to the Schedule 14D-9 filed by the Partnership on July 18, 2003, the

General Partner believes that it will not be able to sell the...Hotel at an acceptable price in the near future.”

     49.     In further addressing the “Fairness of the Offer”, the Tender/Proxy states:

We believe our Offer Price of $625 per Unit is fair to you for the following reasons:

•	Our purchase of your Units would provide a prompt means for you to receive cash for your Units that you tender, which is an attractive alternative to retaining an investment in the relatively illiquid Units.

•	The Offer Price exceeds recent indications of the market price for the Units as evidenced by the Windy City Offer, the July Kalmia Offer and the October Kalmia Offer.

•	Our Offer Price represents a 37.7% premium over the low point, a 24.1% premium over the midpoint and an 13.0% premium over the high point of the range of per Unit values determined by Houlihan Lokey in connection with its analysis of the Windy City Offer as described in its August 1, 2003 presentation to the GP Board.

     50.     The Tender/Proxy includes a limited and qualified disclosure of the Hotel’s improving operating results and their impact on the fairness of the offering price as follows:

•	The Partnership has recently experienced improved operating results, which may mean that the Offer undervalues the Partnership. For the six months ended June 30, 2003, the Partnership’s net loss was $390,000, down from a $1.8 million loss for the same period in the previous year. For the six months ended June 30, 2003, the Michigan Avenue Hotel’s room revenue increased 13.1% from the same period in the previous year, from $12.8 million to $14.5 million.

•	Improving economic conditions in general and in the value of hotel properties in particular may mean that the Offer undervalues the Partnership. The Offer Price may be less than the amount per Unit that might be obtained if the Partnership were to sell its assets and liquidate. The amount that might be available to distribute to Unitholders upon a liquidation of the Partnership would vary depending upon the timing of any such sale and distribution, the proceeds realized from a sale of the Partnership’s assets, the liabilities existing at the time and various other factors that are not under the control of the Partnership.

     51.     However, the Tender/Proxy further states that “[w]e did not directly consider the net book value or liquidation value of the Partnership in determining that the Offer Price was fair .... We believe a liquidation analysis would have been irrelevant in determining a fair Offer Price because we expect to continue to operate the...Hotel after completing the Offer and the Merger” (emphasis added).

THE TENDER/PROXY IS MISLEADING

     52.     Notwithstanding that hundreds of pages of information have been provided to the Limited Partners, the Tender/Proxy is insidiously misleading, manipulative and coercive. Despite the numerous matters addressed in the document, there are three primary assertions made to the Limited Partners: (1) that defendants have taken steps designed to reduce significantly the conflicts of interests inherent in the transaction; (2) that the offering price fairly reflects the value of the Limited Partners’ economic interests in the transaction; and (3) that the Hotel cannot presently be sold for net proceeds significantly exceeding the offering price. Each of these assertions is knowingly false and each depends upon statements, as set forth above and otherwise, that misstate or fail to disclose material information.

     53.     The so-called “information screen” disclosures lead the Limited Partners to believe that such a screen enables the General Partner and its officers and directors to act independently on behalf of the Limited Partners. This “screen” is, rather, a smokescreen. Starwood and WHLP affirmatively represent that this screen has both a legal and practical effect of creating the ability to act independently. In actuality, the screen has no legal effect upon the conflicts of interests faced by Westin Realty and its officers and directors. These are not potential conflicts ameliorated by the “screen,” but rather are actual, irreconcilable conflicts disabling Westin Realty and its officers and directors, as a matter of law, from acting on behalf of the Limited Partners in connection with the Transaction. The “screen” is nothing more than a clever lawyers’ trick designed to confuse and manipulate the targets of the Tender/Proxy. The true purposes of the “screen” are to give Starwood and WHLP an opportunity to argue that they are not privy to positive information about the Hotel’s and/or Partnership’s performance in the possession of the General Partner, and to give the General Partner an opportunity to evade responsibility for the Transaction.

     54.     Moreover, Darnall and Schnaid, by virtue of their positions as officers of both Starwood and the General Partner, had both the ability and responsibility to protect the interests of the Limited Partners by preventing the Transaction from proceeding and/or by ensuring the Tender/Proxy properly disclosed defendants’ conflicts, the current market for the Hotel, and the fair market value of the Hotel and the net asset value of the Units. However, they failed to do so and instead facilitated of the progress of the Transaction and issuance of the Tender/Proxy.

     55.     Contrary to the disclosures concerning “fair value” contained in the Tender/Proxy, the current net asset value of the Partnership Units is substantially more than $625 and is at least $750-$800 per Unit. The Hotel’s current operating results reflect net operating cash flow approaching comparable Hotel results from the year 2000, when the Hotel was appraised at over $124 million. (In contrast, the implied value of the Hotel at $625 per Unit is approximately $99 million.) An expert analysis of these results in light of the Partnership’s current levels of indebtedness and cash balances reflect a net asset value of at least $750-$800 per Unit. While these current results and balances are disclosed in summary form, they are disclosed haphazardly and buried in the back of the document with no financial analysis and no means to compare the results and balances to the current results and balances underlying the year 2000 appraisal.

     56.     Moreover, while the Tender/Proxy makes a general comment about improvements in the relevant hotel real estate market, specific information concerning prices being paid for first-class hotels by private REITs and other current potential purchasers, available in industry publications, is omitted. Thus, not only is the increased value reflected by the Hotel’s results, but these are active purchasers in the market willing to pay such value. For example, the near-by Drake Hotel is another first-class hotel in Chicago. It has not been recently renovated, and also sits on a ground lease, unlike the Partnership’s Hotel. The Drake Hotel was recently sold for a price equivalent to approximately $150,000 per room; such a price per room would equal approximately $113 million for the Hotel. Defendants, however, have avoided testing the market, and have instead represented to the Limited Partners that a sale for an acceptable price was not feasible.

     57.     The average Limited Partner owns approximately 20 Partnership Units (a number skewed upward by recent tender offers; the vast majority own fewer than 20), and therefore has neither the means, not the financial incentive, nor the professional analytical ability or resources available to determine the Units’ true value based on the scattered and confusing disclosures contained in the Tender/Proxy.

     58.     Rather than provide detailed information and harmonizing that information in order to disclose current net asset value, Starwood and WHLP have provided detailed and extensive information concerning sporadic secondary market and minority tender sales, which sales not only reflect steep discounts to net asset value – which the Tender/Proxy fails to adequately disclose – but also are irrelevant to what defendants are required to pay in connection with this Transaction, a self-interested transaction with the Partnership’s fiduciaries for the sale and merger of the entire Partnership. The Tender/Proxy thus misdirects the Limited Partners to deeply discounted Unit sales in order to deceive the Limited Partners into believing that they are being offered fair value. Moreover, even those deeply discounted non-control sales are inadequately disclosed. Defendants fail to disclose the most recent secondary market and private sales, which average close to $600 per Unit.

     59.     Starwood and WHLP have failed to disclose the Hotel’s operating budgets and projections, which are maintained by 909 Corp., the Starwood subsidiary that manages and operates the Hotel. Rather, they have falsely led the Limited Partners to believe that by virtue of the “information screen” between Starwood and Westin Realty, Starwood has no access to such information.

     60.     Starwood and WHLP have also failed to disclose their own economic analyses, which they were required to perform pursuant to their obligations to their own shareholders, reflecting the operating cash flow – and hence the value – of the Hotel and the resulting rate of return on Starwood’s investment.

THE TRANSACTION IS IN BREACH OF
DEFENDANTS’ FIDUCIARY OBLIGATIONS

     61.     The Transaction is a classic two-step “squeeze out” merger, whereby the shareholders who refuse to tender are forced out of their investments, and is thus inherently coercive, and is coercive also in light of the misrepresentations set forth above and in light of the potential negative consequences of failing to tender set forth in the Tender/Proxy as quoted above.

     62.     The Transaction is also a management buy-out, a series of defensive measures taken in response to the Kalmia offer, and a change of control transaction. In addition, the Proxy/Tender in response to the Kalmia offer, has put the Partnership up for sale and “in play”.

     63.     Under the circumstances, defendants are under the obligation to ensure that the Limited Partners are treated with entire fairness, to use their best efforts to maximize the return to the Limited Partners, and/or to seek out the highest available price for the Hotel and/or Partnership.

     64.     The Transaction is unfair, both procedurally and substantively, to the Limited Partners and was accomplished by defendants in breach of their fiduciary duties of loyalty and candor.

     65.     No independent entity represented the interests of the Limited Partners in connection with the Transaction. No such entity explored the possibility of alternative transactions, was involved in the formulation of the Transaction, negotiated the terms of the Transaction or analyzed in advance the purported fairness of the Transaction on the Limited Partners’ behalf.

     66.     To the contrary, defendants intentionally and actively foreclosed any process — and even avoided receiving information — designed to ensure the fairness of the Transaction to the Limited Partners. Defendants did not commission an appraisal of the Hotel, nor of the Partnership Units. Defendants made no effort to market the Hotel nor to obtain bids for the Partnership Units.

     67.     As a result, the Limited Partners are being deprived of their economic interests improperly and for unfair and inadequate consideration.

DEFENDANTS HAVE VIOLATED THE PARTNERSHIP AGREEMENT

     68.     The Partnership Agreement and Section 8.02(d) thereof required the General Partner to use its best efforts to sell or refinance the Hotel by the end of 2001. Assuming, arguendo, that the September 11, 2001 attacks made a sale impracticable at that time, the General Partner’s obligation was and is nevertheless a continuing one requiring the use of such best efforts as soon as the conditions immediately caused by the attacks abated. Those conditions have in fact abated, and the relevant market has substantially improved, approaching pre-attack levels.

     69.     The General Partner and its officers and directors, however, has made no effort to sell the Hotel, and because their parent company, employer and affiliate – Starwood and WHLP – wish to purchase the Partnership.

     70.     In contemplation of Starwood’s plan to acquire the Hotel, the General Partner has failed and refused to distribute to the Limited Partners the Partnership’s Net Cash Flow, as defined by Section 1.24 of the Partnership Agreement. Such Net Cash Flow is required to be distributed quarterly under Section 7.02 of the Partnership Agreement. Instead, defendants have caused the Partnership to accumulate a cash balance in excess of $34.4 million, or more than $250 per Unit – a sum beyond any rational reserve requirement. The effect of this stockpiling of reserves has been to artificially depress distributions and further coerce the Limited Partners into tendering their Units.

     71.     Under Section 8.02(a)(xv)(C) of the Partnership Agreement, any sale of the Partnership’s interest in a Hotel Partnership to an affiliate of the General Partner shall be subject to an opinion from an “independent qualified advisor” (as defined therein) “that the terms of such sale are fair and at least as favorable to the Partnership as a sale to an unaffiliated purchaser in similar circumstances.” Under the Partnership’s current circumstances, defendants were additionally required to obtain such an opinion in connection with the Transaction.

     72.     The foregoing conduct constitutes breaches of the Partnership Agreement.

COUNT I

VIOLATION OF SECTION 14(a) OF THE EXCHANGE ACT

     73.     Plaintiffs incorporate by reference the allegations contained in the paragraphs above as though fully set forth herein.

     74.     This claim is asserted by plaintiffs and the Class against Starwood and WHLP is based upon Section 14(a) of the Exchange Act, 15 U.S.C. § 78(n).

     75.     In connection with the solicitation of proxies from the Limited Partners in connection with the Transaction, defendants made false and misleading statements, which have caused and threaten to cause the Limited Partners damages.

     76.     Defendants, individually and in concert, directly and indirectly, engaged and participated in a course of conduct to mislead the Limited Partners in order to induce them to approve the Transaction as specified herein. Defendants have employed devices, schemes, and artifices to defraud and have engaged in acts, practices, and a course of conduct as herein alleged in an effort to induce the consent of the Limited Partners. This includes the formulation, making of and/or participating in the making of untrue statements of material facts and the omission to state material facts necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading in the Tender/Proxy.

     77.     The statements set forth above were false and misleading when made by the defendants. By making these statements, the defendants have intentionally and/or recklessly created a false and misleading impression in order to induce the Limited Partners to consent to the Transaction. Defendants, who were under a duty to make truthful and complete disclosures, have instead misrepresented or concealed material facts, in order to cause the Limited Partners to consent to the Transaction, to their detriment.

COUNT II

VIOLATION OF SECTION 14(e) OF THE EXCHANGE ACT

     78.     Plaintiffs incorporate the allegations contained in the paragraphs above as though fully set forth herein.

     79.     This claim is asserted by plaintiffs and the Class against Starwood and WHLP and is based on Section 14(e) of the Exchange Act, 14 U.S.C. § 78n.

     80.     The Tender/Proxy disseminated to the Limited Partners contains untrue statements of material fact, and omits to state material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

     81.     Defendants knew or recklessly disregarded that the Tender/Proxy contained untrue statements of material facts and omitted to state material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

     82.     Limited Partners are being induced by the misrepresentations of material facts in the Tender/Proxy to tender their Units.

     83.     As a result of the foregoing, defendants violated Section 14(e) of the Exchange Act and the rules and regulations promulgated thereunder.

     84.     By virtue of the foregoing, defendants are liable to plaintiffs and other Class members for all losses and damages that plaintiffs and the other Class members suffer as a result of defendants’ violations of Section 14(e).

COUNT III

VIOLATION OF SECTION 20 OF THE EXCHANGE ACT

     85.     Plaintiffs incorporate the allegations contained in the paragraphs above as though fully set forth herein.

     86.     This claim is asserted against Darnall and Schnaid and is based on Section 20(a) of the Exchange Act.

     87.     Defendants acted as controlling persons of Starwood, within the meaning of Section 20 of the Exchange Act. By reason of their positions as senior officers of Starwood and of the General Partner, Darnall and Schnaid had the power and authority to cause or to prevent the wrongful conduct complained of herein. Darnall and Schnaid, by their actions and inactions, facilitated the violations of Section 14(a) and 14(e) of the Exchange Act alleged herein.

     88.     By reason of such wrongful conduct, Darnall and Schnaid are liable to plaintiffs and the Class pursuant to Section 20 of the Exchange Act.

COUNT IV

BREACH OF FIDUCIARY DUTY

     89.     Plaintiffs incorporate the allegations contained in the paragraphs above as though fully set forth herein.

     90.     As described above, each of the defendants were and are in a fiduciary relationship with the Limited Partners due to their positions as General Partner or that of an entity or individual closely affiliated to or wholly owned by and/or in control of the General Partner as alleged above. Defendants thereby owed to the Limited Partners the fiduciary duties of candor and loyalty, including the obligations to maximize investor value and to act with the utmost fairness in all transactions with the Limited Partners.

     91.     By the conduct set forth herein, defendants, acting in concert, have violated their fiduciary duties owed to the Limited Partners, and put their own interests ahead of the interests of the Limited Partners.

     92.     By the conduct set forth herein, defendants Starwood and WHLP are also liable as co-conspirators, aiders and abettors for breaches of fiduciary duty by Westin Realty, Darnall and Schnaid.

     93.     The foregoing conduct has proximately caused and threatens to cause injury to plaintiffs and the other members of the Class.

     94.     In performing the acts complained of herein, defendants have been guilty of oppression, fraud and malice, and the Limited Partners therefore are entitled to an award of punitive or exemplary damages in an amount as may be determined at the time of trial.

COUNT V

BREACH OF CONTRACT

     95.     Plaintiffs incorporate the allegations contained in the paragraphs above as though fully set forth herein.

     96.     As described above, defendants, by virtue of their positions as General Partner, officers and/or directors of the General Partner, and/or controlling affiliates of the General Partner, were and are in a contractual relationship with the Limited Partners pursuant to the Partnership Agreement entered into between the Limited Partners and the General Partner, as described above, and thereby owed to the Limited Partners the duties to perform those obligations contained in the Agreements.

     97.     The Limited Partners performed their obligations under the Partnership Agreement by making capital contributions to the Partnership.

     98.     Nevertheless, defendants, acting in concert, breached their contractual duties owed to the Limited Partners.

     99.     The foregoing conduct has directly and proximately caused and threatens to cause injury to the plaintiffs and the other members of the Class.

COUNT VI

INTENTIONAL INTERFERENCE WITH CONTRACTUAL RELATIONS

     100.     Plaintiffs incorporate the allegations contained in the paragraphs above as though fully set forth herein.

     101.     As alleged above, valid Agreements existed between the General Partner and the Limited Partners.

     102.     In the alternative, defendants Starwood, WHLP, Darnall and Schnaid are liable for interference with contractual relations.

     103.     Defendants Starwood, WHLP, Darnall and Schnaid knew of the existence of the Partnership Agreement, yet intentionally engaged in acts or conduct which induced the General Partner to breach the Partnership Agreement.

     104.     The breach of the Partnership Agreements was caused by the unjustified and wrongful conduct of Starwood, WHLP, Darnall and Schnaid alleged herein.

     105.     Defendants Starwood, WHLP, Darnall and Schnaid also have intended to induce a breach of the Partnership Agreement, which has in fact been breached by the General Partners as alleged above, and the breach caused damage to plaintiffs and the member of the Class.

JURY DEMAND

     106.     Plaintiffs hereby demand a jury trial.

PRAYER FOR RELIEF

     WHEREFORE, plaintiffs request judgment against defendants, and each of them, jointly and severally, as follows:

          A. Declaring this action to be a proper class action maintainable pursuant to Rule 23 of the Federal Rules of Civil Procedure;

          B. Awarding plaintiffs and the members of the Class compensatory damages as a result of the wrongs complained of herein, together with pre-judgment and post-judgment interest;

          C. Awarding plaintiffs and the members of the Class the costs and expenses of this litigation, including reasonable attorneys’ and experts’ fees, and other costs and disbursements;

          D. Awarding plaintiffs and the members of the class punitive and exemplary damages, including disgorgement of profits received by the defendants from the transactions complained of herein; and

          E. Awarding such other and further relief as may be just and proper under the circumstances.

Dated: November 17, 2003

WOLF HALDENSTEIN ADLER FREEMAN & HERZ LLP

By:	/s/ Lawrence P. Kolker

Lawrence P. Kolker (LK 6432)
270 Madison Avenue
New York, New York 10016
Telephone: (212) 545-4600
Facsimile: (212) 545-4677

Attorneys for Plaintiffs

PLAINTIFF’S CERTIFICATIONS

          Ralph Silver (“Plaintiff”) declares under penalty of perjury, as to the claims asserted under the federal securities laws, that:

          1. Plaintiff has reviewed the complaint and authorized its filing.

          2. Plaintiff did not purchase the security that is the subject of this action at the direction of plaintiff’s counsel or in order to participate in this private action.

          3. Plaintiff is willing to serve as a representative party on behalf of the class, including providing testimony at deposition and trial, if necessary.

          4. Plaintiff owns 50 units of limited partnership interest in Westin Hotels Limited Partnership, which were purchased in the initial partnership offering.

          5. During the three years prior to the date of this Certificate, Plaintiff has not served as a lead plaintiff in a securities class action.

          6. Plaintiff will not accept any payment for serving as a representative party on behalf of the class beyond the Plaintiff’s pro rata share of any recovery, except such reasonable costs and expenses (including lost wages) directly relating to the representation of the class as ordered or approved by the court.

          I declare under penalty of perjury that the foregoing is true and correct. Executed this 17th day of November 2004.

/s/ Ralph Silver

PLAINTIFF’S CERTIFICATIONS

          Warren Heller (“Plaintiff”) declares under penalty of perjury, as to the claims asserted under the federal securities laws, that:

          1. Plaintiff has reviewed the complaint and authorized its filing.

          2. Plaintiff did not purchase the security that is the subject of this action at the direction of plaintiff’s counsel or in order to participate in this private action.

          3. Plaintiff is willing to serve as a representative party on behalf of the class, including providing testimony at deposition and trial, if necessary.

          4. Plaintiff owns 1,902 units of limited partnership interest in Westin Hotels Limited Partnership, which were purchased in numerous transactions from July 1995 through July 2003.

          5. During the three years prior to the date of this Certificate, Plaintiff has not served as a lead plaintiff in a securities class action.

          6. Plaintiff will not accept any payment for serving as a representative party on behalf of the class beyond the Plaintiff’s pro rata share of any recovery, except such reasonable costs and expenses (including lost wages) directly relating to the representation of the class as ordered or approved by the court.

          I declare under penalty of perjury that the foregoing is true and correct. Executed this 13 day of November 2004.

/s/ Warren Heller